

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2012

Via E-mail
John E. Baker
President
VR Holdings, Inc.
1615 Chester Road
Chester, Maryland 21619

>　　**Re:　VR Holdings, Inc.**
>　　　　**Amendment No. 1 to Form 8-K**
>　　　　**Filed January 23, 2012**
>　　　　**File No. 000-54401**

Dear Mr. Baker:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.　　We note your disclosure on page 5 that, after your acquisition of Litigation Dynamics, Inc., you are no longer a shell company as defined in Rule 12b-2 of the Securities Exchange Act. Under that definition, a shell company has no or nominal operations and either (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents, or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

　　We note, per page 33, VR Holdings has no revenues and assets for the year ended September 30, 2011. We also note, per pages F-3, F-4, and F-7 of exhibit 99.1 to your Form 8-K, that Litigation Dynamics, Inc. had no revenues and assets for the years ended December 31, 2010 and 2009 because it had no operations between 2000 and 2011. You disclose on page F-14 that you recognized revenue of $90,180 for the nine months ended September 30, 2011 that consisted of consulting services provided to a third party. We also note your disclosure in the second paragraph on page 28 regarding client contracts. With a view towards explaining why you are not a shell company, please tell us the nature of the consulting services for which you recognized revenues and explain how they relate to Litigation Dynamic's business of electronic data discovery.   In the alternative, amend your filing to indicate you continue to be a shell company.

2.   It appears the consulting services you have provided may be pursuant to material contracts. Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K regarding material contracts upon which a registrant's business is substantially dependent and file these material agreements or advise.

Business of Litigation Dynamics, Inc., Excluding VR Holdings, Inc., page 21

3.   Your discussion of the business of Litigation Dynamics, Inc. on pages 21 to 28 indicates that Litigation Dynamics has been actively engaged in providing electronic discovery services, including to "large-volume law firms and corporations" (page 23). As Litigation Dynamics appears to have operated only from 1997 to 1999, was dormant from 2000 to 2010, and began operations again in 2011, please clarify whether the description of its business reflects operations since 2011. Describe what steps have been taken since 2011 to make Litigation Dynamics operational again. As it appears that electronic discovery and the technology used to support electronic discovery would have changed and advanced since the late 1990s, explain Litigation Dynamics' experience in this market. Also clearly indicate what parts of the business description relate to services that Litigation Dynamics has actually provided versus services that have not been provided or are aspirational.

4.   Please clarify whether Litigation Dynamics' Discover for Yourself software, Relativity software, its hosted analysis tool and its hosted review tool are "off the shelf" software products.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

5.   We note your reference on page 25 to "[y]our investment in IT infrastructure, including enterprise processing servers and scalable storage capacity." Please discuss these capital expenditures in management's discussion and analysis of Litigation Dynamics. If you are leasing data hosting facilities and equipment, discuss the related expenses. Please file any material agreements for data hosting facilities and equipment as exhibits.

6.   You disclose on pages F-15 and F-16 of exhibit 99.1 information about notes receivable, notes payable, and related party transactions. Please disclose the material terms of these notes and related party transactions in management's discussion and analysis of Litigation Dynamics. File the material agreements memorializing these transactions as exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joe Kempf, Staff Accountant, at 202-551-3352 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361if you have questions regarding comments on the financial statements and related matters. You may contact Ajay Koduri, Staff Attorney, at 202-551-3310; Kathleen Krebs, Special Counsel, at 202-551-3350; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Norman Reynolds, Esq.